May 10, 2011

Mr. William Demarest
United States Securities and Exchange Commission
Washington DC 20549

RE: Advanced Oxygen Technologies, Inc. File Number. 0-099512
   **Form 10K for the Fiscal Year Ended June 30, 2010**
   **Filed September 23, 2010**
   **Form 10KA For the Fiscal Year Ended June 30, 2010**
   **Filed March 4, 2011**
   **Form 10QA for the quarter ending September 30, 2010**
   **Filed March 4, 2011**
   **Form 10QA for the quarter ending December 31, 2010**
   **Filed March 4, 2011**

Dear Mr. Demarest:

This will confirm that I have received the letter dated April 12, 2011 from Mr. Gordon.

Upon receiving the SEC's comment letter to Advanced Oxygen Technologies, Inc. ("Company") dated January 20, 2011 ("Comment Letter"), the Company responded to the Comment Letter, as requested by the Comment Letter, by amending the Company's filings for: the Fiscal Year Ended June 30, 2010 on Form 10KA, the Quarterly Period ending September 30, 2010 on Form 10QA, and the Quarterly Period ending December 30, 2010; all filed on March 4, 2011.

Subsequent to these filings, the Company sent a letter to Mr. Gordon outlining the changes in the amended filings.

To respond to the Comment Letter directly, please note the following:

Comment 1: Results of Operations 2010 compared to 2009, page 14: Answered and detailed in Form 10KA for the Fiscal Year Ended 2010, Item 7, Filed March 4, 2011 as:

> " ... REVENUES. Revenues from operations were $46,964 in 2010 compared to $84,513 in 2009. The decrease was attributable to the Anton Nielsen Vojens' commercial real estate, land, in Vojens Denmark. ANV has leased ("Lease") the land. The Lease requires a yearly payment of 200,000 DKK (Danish Kroner) paid in quarterly installments ("Lease Payments") with yearly increases based on the Danish Consumer Price Index. For the periods from 2006 to 2008 the tenant made mistakes in their Lease Payments and made overpayments. The Company booked those overpayments as pre paid rents. In Jan 2009 the tenant and ANV agreed that ANV would repay half of the overpayments to tenant and the Company subsequently booked the additional pre-paid rent as income in 2009..."

Comment 2: Item 15: Principal Accountant Fees and Services: Answered and detailed in Form 10KA for the Fiscal Year Ended 2010, Item 15, Filed March 4, 2011 as:

> "... The Company's auditor for the periods ending June 30, 2010 and June 30, 2009 was Horwath Revisorerne vmba. The Company's wholly own subsidiary's local Danish accountant is IN-REVISION STATSAUTORISEREDE REVISORER A/S, Gersonsvej 7, 2900 Hellerup. They have performed work for

ANV that included tax work and Danish Standards auditing work on ANV's yearly balance sheet and the profit/loss statement for the Danish Tax Authority and the Danish Ministry of Commerce.We have paid or expect to pay the following fees to Horwath Revisorerne vmba for work performed for the fiscal years ending June 30, 2010 and June 30, 2009 or attributable to Horwath Revisorerne vmba's audit of our June 30, 2010 and June 30, 2009 financial statements and Internal Control over Financial Reporting :

**Audit Fees**

| | year ending June 30, | | |
| | 2010 | 2009 | 2008 |
| --- | --- | --- | --- |
| Audit-Related Fees | $5,977 | $5,660 | $6,980 |
| Tax and consulting Fees | $1,694 | $2,830 | $3,043 |
| Other fees | - | - | - |

The aggregate fees billed include amounts for an interim review of Form 10-QSB, 10Q, review of SEC correspondence, the audit of the consolidated financial statements for 2009, and the Internal Control over Financial Reporting. Approximately 77% of the total hours spent on audit services for the Company for the year ended June 30, 2010, were spent by Horwath Revisorerne vmba..."

Comment 3:   Consolidated Balance Sheets, page F-3:  Answered and explained in Form 10KA for the Fiscal Year Ended 2010, Note 1, Filed March 4, 2011 as:

*"... Lines of Business:*
The Company, through its wholly owned subsidiary ANV owns income producing commercial real estate leased until 2026. The real estate consists solely of the land with no buildings or improvements ("Land"). All improvements on the Land are those of the tenant..."

Comment 4:   Consolidated Statements of Stockholders' Equity (Deficiency), page F-5:  Answered and explained in Form 10KA for the Fiscal Year Ended 2010, Consolidated Statement of Operations and Note 4, Filed March 4, 2011 (Also noted in quarterly amended filings on form 10QA for quarterly periods ending September 30, 2010, and December 31, 2010, all filed March 4, 2011) as:

*"... The decrease in the value of the land has been included in income statement.*

**[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]**

# ADVANCED OXYGEN TECHNOLOGIES, INC.

## AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF OPERATIONS

|  | As of June 30, | |
|  | 2010 | 2009 |
|---|---|---|
| **Revenues** | | |
| Real Estate Rentals | $ 34,711 | $ 58,491 |
| Foreign Exchange | 12,253 | 26,022 |
| Total Revenues | $ 46,964 | $ 84,513 |
| **Costs and Expenses** | | |
| General & Administrative, ANV | 7,940 | 1,186 |
| Bad Debt Expense, ANV | 5,115 | - |
| Interest Expense, ANV | 5,907 | 7,318 |
| Professional expenses-corporate | 7,671 | 5,660 |
| Transfer Agent Expense | 2,100 | 2,125 |
| Total Costs and Expenses | 28,733 | 16,289 |
| Income (loss) from operations before other income (expenses), and income tax expense | 18,231 | 68,224 |
| **Other income (expenses)** | | |
| Write down of Land & Buildings | (125,000) | - |
| Interest Income | - | - |
| Interest Income | 12 | 3,903 |
| Total Other Income(expense) | (124,988) | 3,903 |
| Income tax expense | - | - |
| NET INCOME (LOSS) | $ (106,757) | $ 72,127 |
| Average number of shares outstanding | 46,761,859 | 46,761,859 |
| Net loss per share | $ 0.0004 | $ 0.0015 |

Diluted earnings (loss) have not been presented since the effect of the assumed conversion of the convertible preferred stock would have an anti-dilutive effect.

**See accompanying notes to financial statements.**

**NOTE 4 – LAND AND BUILDINGS :**

The Land owned by the Company's wholly owned subsidiary constitutes the largest asset of the Company. During the period ending June 30, 2010 the Company wrote down the value of the Land $125,000 due to the fluctuation in the currency of the dollar. The value of the Land of the Company was as follows:

Value of Land,

| | June 30, | |
| | 2010 | 2009 |
| --- | --- | --- |
| US Dollars | $525,000 | $650,000 |

..."

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Comment 5:   Notes to the Consolidated Financial Statements, page F-7:  Answered and explained in Form 10KA for the Fiscal Year Ended 2010, Note 2, Note 4, Filed March 4, 2011 (Also noted in quarterly amended filings on form 10QA for quarterly periods ending September 30, 2010, and December 31, 2010) as:

*Treatment for real estate qualified for depreciation, amortization, and impairment is detailed in Note 2 and the actual write down in Note 4 as follows:*

*"Note 2:*

*... Real Estate Investments*

*Depreciation and Amortization:* **Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows: land improvements—three to 40 years, buildings and building improvements—three to 40 years, and furniture and equipment—one to 20 years.**

*Impairment of Real Estate Investments:* **The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate investments may not be recoverable or realized. When indicators of potential impairment suggest that the carrying value of real estate investments may not be recoverable, the Company assesses the recoverability by estimating whether the Company will recover the carrying value of its real estate investments through its undiscounted future cash flows and the eventual disposition of the investment. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of its real estate investments, the Company would record an impairment loss to the extent that the carrying value exceeds the estimated fair value of its real estate investments. The Company recorded an impairment loss on its real estate investments during the period from the June 30, 2009 to June 30, 2010 (see Note 4)..."**

**" NOTE 4 – LAND AND BUILDINGS :**

The Land owned by the Company's wholly owned subsidiary constitutes the largest asset of the Company. During the period ending June 30, 2010 the Company wrote down the value of the Land $125,000 due to the fluctuation in the currency of the dollar. The value of the Land of the Company was as follows:

**Value of Land,**

|  | June 30, | |
|---|---|---|
|  | **2010** | **2009** |
| **US Dollars** | $525,000 | $650,000 |

...**"**

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Comment 6:    <u>Exhibit 31:</u>

Corrected in Form 10KA for the Fiscal Year Ended 2010, Exhibit 31, Filed March 4, 2011 (Also corrected in quarterly amended filings on form 10QA for quarterly periods ending September 30, 2010, and December 31, 2010, both filed March 4, 2011).

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Please contact me at your earliest convenience if you should have further comments or questions at (212)-727-7085

Sincerely,



Robert E. Wolfe
Chief Executive Officer